SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated June 30, 2004
Commission File Number 0-29874
AngloGold Ashanti Limited
(Translation of registrant's name into English)
11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X        Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes No X
Enclosure: AngloGold Ashanti CFO comments at UBS Resources Conference, Sydney

News
Release
ANGLOGOLD
ASHANTI
LIMITED
CORPORATE AFFAIRS DEPARTMENT
(formerly AngloGold Limited)
16
TH
Floor, 11 Diagonal Street, Johannesburg 2001, South Africa
(Incorporated in the Republic of South Africa)
Tel: (+27 11) 637-6261 or Fax: (+27 11) 637-6399/6400
(Registration Number: 1944/017354/06)
SJL/CAD/AGA7.04
ISIN Number: ZAE000043485
JSE Sponsor: UBS
30 June 2004
ANGLOGOLD ASHANTI CFO COMMENTS AT UBS RESOURCES CONFERENCE, SYDNEY
Speaking at the UBS Resources Conference in Sydney earlier today, Jonathan Best, AngloGold Ashanti's CFO, said the company faced a tough second quarter.

 He said revenue would be impacted by a US dollar spot price some $15 lower than in the March quarter. Price volatility, with the price trading in a $50 range, was likely to see AngloGold Ashanti's received price somewhat lower than spot.

The Rand was 17 cents stronger against the US dollar over the period, translating to an increase of some $7 per ounce in the company's dollar denominated cash costs.

Best said AngloGold expected to meet the annual production target previously indicated of 5.3 million ounces and to be at, or close to, its previously targeted cash cost of $254/oz for the year.

Although production from Ashanti's operations continued to suffer from the effects of under-capitalization, good progress was being made with the integration of the Ashanti assets and the enlarged company. The newly combined management team had implemented a number of measures to optimise production over the life of these assets.

Best said as the company had previously indicated these measures were expected to take four to six quarters to become apparent.

He said notwithstanding these present challenges, the future held great promise - the combination of Ashanti's ounce-rich, people-rich operations with the capital and technology resources of AngloGold gave the company an outstanding opportunity to create value and extend the productive life of these assets.

In addition, the newly combined company had an organic growth pipeline of seven approved projects, which would add some 17 million ounces to the company's production profile. A further five projects are under consideration; if approved, these would add a further 13 million ounces. Neither of these categories of project includes the promise of Obuasi Deeps, which will be confirmed by a multi-year drilling programme now underway.

In regard to greenfields exploration, AngloGold Ashanti continues to examine targets in what are for the company `new frontier' regions, including Russia and China.

Finally the company will continue its activities aimed at both broadening and deepening the customer base for gold jewellery.
Ends
Queries
Tel:                                        E-mail:
Andrea Maxey
+61 8 9425 4604
amaxey@anglogoldashanti.com.au
Steve Lenahan
+27 1 637 6248
slenahan@anglogoldashanti.com
Michael Clements
+27 1 637 6647
mclements@anglogoldashanti.com
Charles Carter
+1 800 417 9255
cecarter@anglogoldashanti.com
Disclaimer
Except for the historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors including, but not limited to development of the Company's business, the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company's annual report on the Form 20-F for the year ended 31 December 2003 which was filed with the Securities and Exchange Commission on 19 March 2004.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: June 30, 2004
By:
/s/ C R Bull
Name: C R Bull
Title:    Company Secretary